CANAL CAPITAL CORPORATION
                           490 WHEELER ROAD-SUITE 185
                               HAUPPAUGE, NY 11788

                                                             Tel: (631) 234-0140
                                                             Fsx: (631) 234-0215


                                               March 6, 2009


Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, DC 20549

         RE: Canal Capital Corporation
             File No. 002-96666
             Form 10-K for the year ended October 31, 2008

Dear Ms. LaMothe:

This letter is in response to your staff review letter dated March 3, 2009. Canal's responses to the staff's comments follow:

1)    Consolidated Statements of Operations and Comprehensive (Loss) Income

      Canal will report the information required by SAB Topic 6B on the face of its statements commencing with its January 31, 2009 Form 10-Q. As an example, I have reformatted the October 31, 2008 statement (see Exhibit
      I).

2)    Revenue Recognition

      Canal will expand its revenue recognition policy in accordance with SFAS 66 commencing with its January 31, 2009 Form 10-Q (see Exhibit II).

I hope these modifications meet your requirements. Management understands and acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review this submission, please contact me.

                                               Sincerely,

                                               /S/ Reginald Schauder
                                               ---------------------
                                               Reginald Schauder
                                               Chief Financial Officer

RS/llh


                                                                       EXHIBIT I

                    CANAL CAPITAL CORPORATION & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE (LOSS) INCOME



                                                            October 31,
                                                ------------------------------------
                                                2008            2007            2006
                                                ----            ----            ----

REAL ESTATE OPERATIONS:

 REAL ESTATE REVENUES:
    SALE OF REAL ESTATE                    $ 1,190,000      $   75,000      $  580,000
    OUTSIDE REAL ESTATE RENT                   458,086         492,435         519,734
    EXCHANGE BUILDING RENT                      33,270          30,870          33,134
                                           -----------      ----------      ----------
                                             1,681,356         598,305       1,132,868
                                           -----------      ----------      ----------

 REAL ESTATE EXPENSES:
    COST OF REAL ESTATE SOLD                   177,368          56,711         338,756
    LABOR, OPERATING AND MAINTENANCE            78,979          79,362          90,674
    DEPRECIATION AND AMORTIZATION               22,200          22,175          23,676
    TAXES OTHER THAN INCOME TAXES               26,061          26,400          37,200
    LOSS ON ABANDONMENT                              0          11,275               0
    GENERAL AND ADMINISTRATIVE                  44,585          42,822          32,400
                                           -----------      ----------      ----------
                                               349,193         238,745         522,706
                                           -----------      ----------      ----------

INCOME FROM REAL ESTATE OPERATIONS           1,332,163         359,560         610,162
                                           -----------      ----------      ----------



STOCKYARD OPERATIONS:

 STOCKYARD REVENUES:
    YARD HANDLING AND AUCTION                2,429,621       2,681,159       2,949,367
    FEED AND BEDDING INCOME                    189,004         182,430         147,147
    RENTAL & OTHER INCOME                      150,005         167,536         174,674
                                           -----------      ----------      ----------
                                             2,768,630       3,031,125       3,271,188
                                           -----------      ----------      ----------

 STOCKYARD EXPENSES:
    LABOR AND RELATED COSTS                  1,399,164       1,412,823       1,361,572
    OTHER OPERATING AND MAINTENANCE            844,887         797,973         796,627
    FEED AND BEDDING EXPENSE                   173,371         161,776         129,012
    DEPRECIATION AND AMORTIZATION               19,817          19,817          21,597
    TAXES OTHER THAN INCOME TAXES              168,030         174,883         166,256
    GENERAL AND ADMINISTRATIVE                 353,945         356,169         320,829
                                           -----------      ----------      ----------
                                             2,959,214       2,923,441       2,795,893
                                           -----------      ----------      ----------

(LOSS) INCOME FROM STOCKYARD OPERATIONS       (190,584)        107,684         475,295
                                           -----------      ----------      ----------


GENERAL AND ADMINISTRATIVE EXPENSE          (1,070,536)     (1,114,429)     (1,195,596)
                                           -----------      ----------      ----------


INCOME (LOSS) FROM OPERATIONS                   71,043        (647,185)       (110,139)
                                           -----------      ----------      ----------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    CANAL CAPITAL CORPORATION & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE (LOSS) INCOME
                                  Continued ...

                                                              October 31,
                                                ------------------------------------
                                                2008             2007           2006
                                                ----             ----           ----


OTHER (EXPENSES) INCOME:
  INTEREST AND OTHER INCOME                     55,021         125,986          96,296
  INTEREST EXPENSE-RELATED PARTY              (176,776)       (268,993)       (270,482)
  INCOME (LOSS) FROM ART OPERATIONS             (4,800)         17,124          (6,520)
  LOSS - WRITE DOWN ART INVENTORY                    0         (89,122)              0
  LOSS ON SALE OF JOINT VENTURE                      0         (86,020)              0
  OTHER EXPENSE                                      0               0         (31,579)
                                           -----------      ----------      ----------

                                              (126,555)       (301,025)       (212,285)
                                           -----------      ----------      ----------


(LOSS) INCOME BEFORE PROVISION FOR
  INCOME TAXES                                 (55,512)       (948,210)       (322,424)

PROVISION FOR INCOME TAXES                           0               0               0
                                           -----------      ----------      ----------

NET (LOSS) INCOME                              (55,512)       (948,210)       (322,424)


OTHER COMPREHENSIVE (LOSS) INCOME:

   MINIMUM PENSION LIABILITY ADJUSTMENT       (114,210)        233,635         236,456
                                           -----------      ----------      ----------


COMPREHENSIVE (LOSS)                        $ (169,722)     $ (714,575)    $   (85,968)
                                           ===========      ==========     ===========



EARNINGS (LOSS) PER COMMON SHARE:

    NET (LOSS)                              $  (55,512)    $  (948,210)    $  (322,424)

    LESS PREFERRED STOCK DIVIDENDS             (84,712)       (104,717)        (92,194)

    LESS DISTRIBUTIONS                               0         (20,978)              0
                                           -----------      ----------      ----------


(LOSS) AVAILABLE TO COMMON STOCKHOLDERS     $ (140,224)    $(1,073,905)    $  (414,618)
                                           -----------      ----------      ----------

NET (LOSS) PER COMMON SHARE - BASIC
    AND DILUTED                             $    (0.03)    $     (0.25)    $     (0.10)
                                           -----------      ----------      ----------


WEIGHTED AVERAGE NUMBER OF SHARES:
    BASIC AND DILUTED                        4,326,929       4,326,929       4,326,929
                                           -----------      ----------      ----------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                      EXHIBIT II


      I) Revenue Recognition -- Lease and rental revenues are recognized ratably over the period covered. All real estate leases are accounted for as operating leases. Revenues from the sale of real estate are recognized at the time the sale has been consummated on the full accrual method wherein the seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property; the seller's receivable is not subject to future subordination and the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Revenues from stockyard operations which consist primarily of yardage fees (a standard per head charge for each animal sold through the stockyards) and sale of feed and bedding are recognized at the time the service is rendered or the feed and bedding are delivered.